Filed pursuant to Rule 433 of the Securities Act of 1933, as amended Registration Statement No. 333-177052 May 9, 2016

CoreSite Realty Corporation Announces Sale of Common Stock by

The Carlyle Group

DENVER, CO — May 9, 2016 — CoreSite Realty Corporation (NYSE: COR) (the “Company”), a premier provider of secure, reliable, high-performance data center and interconnection solutions across the U.S., today announced the sale of 3,000,000 shares of its common stock by investment funds affiliated with The Carlyle Group to J.P. Morgan, as the sole underwriter in connection with the offering.

Upon completion of the offering, investment funds affiliated with The Carlyle Group will continue to hold an aggregate of 13,775,390 partnership units in the Company’s operating partnership that they may elect to redeem in whole or in part for cash or, at the Company’s option, the Company may elect to acquire those operating partnership units submitted for redemption in exchange for shares of its common stock on a one-for-one basis. If all such operating partnership units were tendered for redemption and the Company elected to acquire such units in exchange for shares of its common stock, investment funds affiliated with The Carlyle Group would own an aggregate of 28.9% of the Company’s issued and outstanding common stock. The offering is expected to close and settle on or about May 13, 2016, subject to customary closing conditions. Neither the Company nor the Company’s management is selling any shares of common stock in the offering and the Company will not receive any of the proceeds from the offering of shares by the selling stockholders.

J.P. Morgan proposes to offer the shares of common stock from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The Company has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before investing, you should read the prospectus and other documents filed with the SEC for information about CoreSite Realty Corporation and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. A copy of the prospectus and any prospectus supplements may also be obtained from J.P. Morgan, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717 or telephone: (866) 803-9204.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CoreSite

CoreSite Realty Corporation (NYSE:COR) delivers secure, reliable, high-performance data center and interconnection solutions to a growing customer ecoysystem across eight key North American markets. More than 900 of the world’s leading enterprises, network operators, cloud providers, and supporting service providers choose CoreSite to connect, protect and optimize their performance-sensitive data, applications and computing workloads. CoreSite’s scalable, flexible solutions and 350+ dedicated employees consistently deliver unmatched data center options—all of which leads to a best-in-class customer experience and lasting relationships.

CoreSite Investor Relations Contact

Greer Aviv | CoreSite Investor Relations Director
+1 303.405.1012 | +1 303.222.7276
Greer.Aviv@CoreSite.com

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond the Company’s control, that may cause actual results to differ significantly from those expressed in any forward-looking statement. These risks include, without limitation: any adverse developments in local economic conditions or the demand for data center space in these markets; operational difficulties, including difficulties relating to information systems, internal processes and information security; significant industry competition; financial market fluctuations; and other factors affecting the real estate industry generally. All forward-looking statements reflect the Company’s good faith beliefs, assumptions and expectations, but they are not guarantees of future performance. Furthermore, the Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could cause the Company’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in the Company’s most recent annual report on Form 10-K, and other risks described in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission.